February 2, 2016

Kimberly Browning Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Northern Lights Fund Trust File No. 811-21720

Dear Ms. Browning:

On January 28, 2015, Northern Lights Fund Trust (the “Trust”), filed a Form AW requesting a withdrawal of Post-Effective Amendment No. 792 filed pursuant to Rule 485(b). Multiple post-effective amendments were being filed on that date by the Trust’s EDGAR filing agent. Due to an error, one post-effective amendment was filed earlier than it was intended to, thereby causing a disruption in the post-effective amendment numbers. The Trust notes that Form AW may not be used to withdraw a post-effective amendment that goes effective immediately pursuant to Rule 485(b).

If you have any questions or additional comments, please call me at (614) 469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

813168.6